May 22, 2024

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction
100 F Street NE Washington, D.C. 20549

Attn:	Pearlyne Paulemon Ruairi Regan

Re:	Centurion Acquisition Corp. Draft Registration Statement on Form S-1 Submitted March 29, 2024 CIK No. 0002010930

Ladies and Gentlemen:

On behalf of our client, Centurion Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-1 submitted on March 29, 2024 (the “DRS”), contained in the Staff’s letter dated April 9, 2024 (the “Comment Letter”).

The Company has confidentially submitted via EDGAR an amendment to its draft registration statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement submitted March 29, 2024

Risk Factors
If we are deemed to be an investment company, page 42

1.	Refer to our prior comment 2. Please state clearly that in the event you were deemed to be an investment company you may be required to change your operations or wind down your operations.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 45 of the Registration Statement.

* * *

United States Securities and exchange Commission

May 22, 2024

Please do not hesitate to contact Elliott M. Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Mark Gerhard, Centurion Acquisition Corp.